EXHIBIT 20-1
MBIA     MBIA INC.
         113 King Street
         Armonk, NY 10504
         914 273- 4545

Contact: Michael Ballinger
         (914) 765-3893                                    FOR IMMEDIATE RELEASE
                                                          ----------------------




MBIA CHAIRMAN ANNOUNCES SENIOR MANAGEMENT SUCCESSION PLAN;
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JAY BROWN NAMED CHIEF EXECUTIVE OFFICER
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ARMONK,  N.Y.  -- January  7, 1999 -- David H.  Elliott,  Chairman  of MBIA Inc.
(NYSE: MBI), announced today that, effective immediately, he is retiring as the company's Chief Executive Officer after serving in that capacity since 1992 and leading the company through a sustained period of growth and development. He is succeeded as CEO by Joseph W. (Jay) Brown, Jr., a long-time MBIA Director, close colleague and one of the country's most experienced insurance executives. Mr. Elliott said he plans to remain as Chairman of the Board until May, at which time he expects that the Board of MBIA will appoint Mr. Brown Chairman and Mr. Elliott will become Chairman of the Executive Committee.

Mr. Elliott said, "I am proud to have had the opportunity to guide MBIA from its inception 25 years ago. However, I believe that MBIA has evolved into an organization with a different set of needs and opportunities. Therefore, upon careful and objective analysis and review, I have concluded that the company would benefit from a fresh perspective to oversee its next stage of growth.

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                                      MBIA

"I am pleased that when I shared my thinking with our Board members, and they had the opportunity to reflect and deliberate, they unanimously accepted my recommendation that Jay Brown succeed me. In my view, this choice is the right one for MBIA and its stakeholders. Jay is a highly respected, seasoned insurance industry executive who has been a director of MBIA Inc. since its formation. Mr. Brown is also the former Chairman of Talegen Holdings, Inc., the former insurance operations of Xerox Corporation, and was Chief Executive Officer of Fireman's Fund Insurance Companies. He understands as well as anyone the vision and strategic outlook that brought this company to its current level of achievement. At the same time, he also has a deep understanding of the markets and opportunities that lie ahead. He will be an enormous asset to MBIA in his new role, just as he has been a tremendous asset to our company over the years," said Mr. Elliott.

Mr. Brown said, "MBIA, through David Elliott's leadership, has established a powerful platform to grow in a manner appropriate to its prudent and conservative business philosophy. I am very pleased to have been entrusted with the duty of fulfilling its potential and helping it to meet its future challenges. I eagerly look forward to my new role at the company."

Mr. Elliott added, "I will remain deeply involved in helping to develop the strategic direction of the company and will be available to assist Jay and the Board. My decision to relinquish the reins of day-to-day management comes at a time when MBIA is in excellent financial and operating condition, exceedingly well positioned in its industry and possessing outstanding growth potential across all its major lines of business. I know Jay will build on this strong foundation."

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                                      MBIA

James A. Lebenthal, an MBIA Director and Chairman of Lebenthal & Co., Inc., said, "Speaking on behalf of the Board and almost 1000 employees of this organization, I express my gratitude to David for the enormous contribution he has made over the course of 25 years and for the exceptional record of excellence MBIA has achieved under his guidance. David has made an unusual and courageous decision -- to give up executive responsibilities while still at the top of his form, simply because he has concluded that the company will benefit from fresh leadership. We must respect his decision and the succession plan he has developed to assure the continued success of MBIA well into the 21st century."

David C. Clapp, an MBIA Director and Limited Partner of The Goldman Sachs Group, L.P., said, "The appointment of Jay Brown assures a smooth and seamless transition in terms of MBIA's strategic direction in the marketplace. His long-term association with the company and exceptional experience have earned the Board's full and unanimous support of his appointment."

Under Mr. Elliott's leadership, MBIA achieved growth in net income and assets from $74 million and $1.2 billion, respectively, in 1987 to $329 million and $11.7 billion for the first nine months of 1998. In 1998, MBIA experienced significant growth, through the acquisition of CapMAC, which strengthened MBIA's position as the world's leading financial guarantor and broadened its capabilities in the global structured finance market, and the acquisition of 1838 Investment Advisors, an asset management firm with over $6 billion of assets under management.

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                                      MBIA

David H. Elliott, 57, began his career in 1969 at The Aetna Casualty and Surety Company, where he rose through a series of promotions to the position of Vice President of the Financial Guarantee Department in 1983. He was also Chairman of the Municipal Bond Insurance Association, predecessor of MBIA Insurance Corporation, from 1976 to 1980 and 1984 to 1986. With the formation of MBIA Inc. late in 1986, he was appointed President, Chief Operating Officer and later a Director. He became Chief Executive Officer of the company on January 1, 1992 and added the title of Chairman two years later.

Joseph W. Brown, Jr., 49, had been Chairman of the Board of Talegen Holdings, Inc., formerly the insurance operations of Xerox Corporation, since 1992 until it was successfully restructured and fully divested in 1998. Prior to joining Talegen, he had been with Fireman's Fund Insurance Companies for 17 years during which he held positions from actuarial trainee to Chief Executive Officer. Mr. Brown has served as a Director of MBIA since 1990 and previously served as a Director from December 1986 through May 1989.

MBIA Inc., through its subsidiaries, is the world's preeminent financial guarantor and a leading provider of specialized financial services. MBIA provides innovative and cost-effective products and services that meet the credit enhancement, financial and investment needs of its public and private sector clients, domestically and internationally. MBIA Insurance Corporation has a claims-paying rating of Triple-A from Moody's Investors Service, Standard & Poor's Ratings Services, Fitch IBCA and Japan Rating and Investment Information, Inc. Please visit MBIA's web site at http://www.mbia.com.

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